UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-41634

HUB Cyber Security Ltd.

(Exact Name of Registrant as Specified in Its Charter)

30 Ha’Masger St.

Tel Aviv 6721117, Israel

+972-3-924-4074

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

CONTENTS

Press Release

On December 6, 2023, Hub Cyber Security Ltd. (the “Company”) issued a press release titled “HUB Wins €15 Million Project with a Prominent Swiss Aviation Vendor.” A copy of this press release is attached to this Report on Form 6-K as Exhibit 99.1.

Results of Special General Meeting

On December 5, 2023, the Company held a Special General Meeting of Shareholders (the “Meeting”), at the Company’s offices located at 30 Ha’Masger St., Tel Aviv 6721117, Israel.

The Company’s shareholders voted upon and approved the one proposal on the Meeting’s agenda which is described in more detail in the Company's Proxy Statement for the Meeting, which was attached as Exhibit 99.1 to a Report on Form 6-K, furnished to the Securities and Exchange Commission, dated as of November 20, 2023. Only shareholders of record at the close of business on November 17, 2023 were entitled to vote at the Meeting.

The information in this Report on Form 6-K, including in Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Cyber Security Ltd.

Date: December 11, 2023	By:	/s/ Noah Hershcoviz
Noah Hershcoviz
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release, dated December 6, 2023.

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